Exhibit 99.1

CureVac N.V., Tübingen, Germany
Extraordinary General Meeting of Shareholders, March 28, 2023

Voting results – Overview

Agenda Item 2	Appointment of Dr. Alexander Zehnder as managing director of the Company - accepted
159.164.046	Number of shares for which valid votes were cast (= 71.10 % of the registered share capital)
159.060.946	Yes votes	99.94 % of the valid votes cast
89.959	No votes	0.05 % of the valid votes cast
Agenda Item 3	Appointment of Myriam Mendila, MD as managing director of the Company - accepted
159.164.046	Number of shares for which valid votes were cast (= 71.10 % of the registered share capital)
159.065.670	Yes votes	99.94 % of the valid votes cast
89.868	No votes	0.05 % of the valid votes cast

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